Issuer Free Writing Prospectus dated May 22, 2024 (Relating to Preliminary Prospectus Supplement dated May 22, 2024) Filed Pursuant to Rule 433 Registration Statement Nos. 333-275203 and 333-275203-01

Equinix Europe 2 Financing Corporation LLC

$750,000,000 5.500% Senior Notes due 2034

This Final Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Final Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. Capitalized terms used herein without definition shall have the meanings ascribed thereto in the Preliminary Prospectus Supplement.

Issuer:	Equinix Europe 2 Financing Corporation LLC (the “Issuer”)
Guarantor:	Equinix, Inc.
Securities:	5.500% Senior Notes due 2034 (the “notes”)
Ratings:*	Moody’s: Baa2 (stable)
S&P: BBB (stable)
Fitch: BBB+ (stable)
Distribution:	SEC Registered (Registration Nos. 333-275203 and 333-275203-01)
Listing:	None
Principal Amount:	$750,000,000
Scheduled Maturity Date:	June 15, 2034
Benchmark Treasury:	UST 4.375% due May 15, 2034
Benchmark Treasury Price and Yield:	99-17+ / 4.432%
Spread to Benchmark Treasury:	+117 bps
Yield to Maturity:	5.602%
Public Offering Price:	99.221% plus accrued interest, if any, from May 30, 2024

Gross Proceeds to Issuer before Estimated Expenses:	$744,157,500
Coupon (Interest Rate):	5.500% per annum
Interest Payment Dates:	June 15 and December 15 of each year, commencing on December 15, 2024.
Interest Record Dates:	June 1 and December 1 of each year.
Optional Redemption:	Prior to March 15, 2034 (3 months prior to the maturity date of the notes) (the “Par Call Date”), the Issuer may redeem the notes at the Issuer’s option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:
(1)(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined in the Preliminary Prospectus Supplement) plus 20 basis points less (b) interest accrued to the date of redemption, and
(2) 100% of the principal amount of the notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to, but excluding, the redemption date.
On or after the Par Call Date, the Issuer may redeem the notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the redemption date.
Use of Proceeds:	To fund the acquisition of additional properties or businesses, fund development opportunities, and to provide for working capital and other general corporate purposes, including but not limited to refinance upcoming maturities and for repayment of existing borrowings. Equinix intends to enter into swap agreements to swap the proceeds of this offering from dollars to euros.
Trade Date:	May 22, 2024
Settlement Date:	It is expected that delivery of the notes will be made against payment therefor on or about May 30, 2024, which is the fifth business day following the date of pricing of the notes (such settlement cycle being referred to as “T+5”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to closing will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisors.

CUSIP:	29390X AA2
ISIN:	US29390XAA28
Joint Book-Running Managers:	Barclays Capital Inc.
BNP Paribas Securities Corp.
BofA Securities, Inc.
Goldman Sachs & Co. LLC
HSBC Securities (USA) Inc.
J.P. Morgan Securities LLC
Book-Runners:	Citigroup Global Markets Inc.
Deutsche Bank Securities Inc.
ING Financial Markets LLC
Morgan Stanley & Co. LLC
MUFG Securities Americas Inc.
RBC Capital Markets, LLC
Scotia Capital (USA) Inc.
SMBC Nikko Securities America, Inc.
Standard Chartered Bank
TD Securities (USA) LLC
Co-Managers:	Mizuho Securities USA LLC
PNC Capital Markets LLC
Santander US Capital Markets LLC
U.S. Bancorp Investments, Inc.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer and the Guarantor have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the Issuer or the Guarantor has filed with the SEC for more complete information about the Issuer, the Guarantor and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, the Guarantor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the preliminary prospectus supplement if you request it by calling Barclays Capital Inc. at (888) 603-5847, BNP Paribas Securities Corp. at +1 (800) 854-5674 (toll free), BofA Securities, Inc. at 1-800-294-1322 (toll free), Goldman Sachs & Co. LLC at 1-866-471-2526 (toll free), HSBC Securities (USA) Inc. at 1-866-811-8049 (toll free) or J.P. Morgan Securities LLC at 1-212-834-4533.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.